UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F
ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Hi-Tech Industries Inc.	December 31, 2002	2003/05/15
ISSUER'S ADDRESS
1096 West 10th Avenue
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6H 1H8	(604) 734-8300	(604) 733-5400
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Roger Rached	President	(604) 733-5400
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@ihiintl.com or info@ihi.ca	www.ihiintl.com or www.ihi.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/Owen A. Anderson	Owen A. Anderson	2003/05/15
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/Rene Rached	Rene Rached	2003/05/15

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders

International Hi-Tech Industries Inc.

We have audited the consolidated balance sheets of International Hi-Tech Industries Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
May 5, 2003

"Morgan & Company"
Chartered Accountants

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED BALANCE SHEETS
	DECEMBER 31
	2002	2001

ASSETS
Current
Cash and cash equivalents	$10,391,716	$1,892,837
Restricted cash (Note 2)	275,463	384,430
Accounts receivable	92,691	42,418
Notes receivable and accrued interest (Note 3)	1,874,815	1,797,112
Prepaid expense	335,711	181,496
	12,970,396	4,298,293
Restricted Cash (Note 2)	-	526,475
Capital Assets (Note 4)	6,825,849	6,544,500
Real Estate (Note 5)	19,928,903	18,449,039
Deferred Project Development Costs	4,638,737	4,604,327

	$44,363,885	$34,422,634

LIABILITIES
Current
Accounts payable and accrued liabilities	$435,750	$658,252
Accrued interest payable	243,341	200,178
Preferred share dividends payable	68,391	170,985
Current portion of loans payable (Note 6)	442,461	97,500
Mortgage payable (Note 7)	1,868,000	1,868,000
Current portion of long term debt (Note 8)	1,281,569	1,204,554
	4,339,512	4,199,469
Loans Payable (Note 6)	-	500,000
Long Term Debt (Note 8)	1,445,660	2,216,307
Share Subscriptions Received	-	652,460
Minority Interest	3,726,364	3,216,987
	9,511,536	10,785,223
Contingencies (Note 12)

SHAREHOLDERS' EQUITY

Share Capital (Note 9)	55,586,614	41,859,914

Contributed Surplus	305,000	305,000

Deficit	(21,039,265)	(18,527,503)
	34,852,349	23,637,411

	$44,363,885	$34,422,634
Approved by the Board of Directors:

/s/Owen A. Anderson	/s/Rene Rached

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	YEARS ENDED DECEMBER 31
	2002	2001

Revenue
Licence rights	$3,808,446	$3,906,057
Interest and other income	347,516	425,633
	4,155,962	4,331,690

Expenses
Audit and accounting	153,307	62,409
Capital taxes	45,187	77,076
Consulting fees	189,279	153,228
Depreciation and amortization	1,592,210	878,382
Directors' and officers' fees	164,745	138,824
Finders' fees and loan guarantee, and commitment fees	342,549	310,059
General expense	252,771	240,142
Legal	156,136	328,848
Insurance	39,906	37,723
Interest and foreign exchange	673,399	628,700
Investor relations	18,854	42,500
Product representation costs	173,137	213,820
Telephone, fax and cellular	36,095	46,382
Office rent	84,755	78,000
Promotion and presentation	47,832	16,620
Property taxes	139,301	132,793
Repairs and maintenance	64,106	65,790
Travel and business promotion	236,356	240,496
Transfer agent and filing fees	84,902	29,521
Wages and benefits	337,165	440,581
	4,831,992	4,161,894

Income (Loss) Before The Following	(676,030)	169,796

Loss On Issue Of Treasury Shares By Subsidiary Company	-	(37,368)
Minority Interest In (Income) Loss Of Subsidiary	(1,431,570)	(1,157,760)

Loss For The Year	(2,107,600)	(1,025,332)

Deficit, Beginning Of Year	(18,527,503)	(16,891,137)
	(20,635,103)	(17,916,469)
Preferred Share Dividends	(404,162)	(611,034)

Deficit, End Of Year	$(21,039,265)	$(18,527,503)

Loss Per Share	$(0.03)	$(0.01)

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	YEARS ENDED
	DECEMBER 31
	2002	2001

Cash Flows From Operating Activities
Loss for the year	$(2,107,600)	$(1,025,332)
Adjustments for:
Shares issued for loan guarantee and commitment fees	-	100,316
Depreciation and amortization	1,592,210	878,382
Loss on issue of treasury shares by subsidiary company	-	37,368
Minority income in income (loss) of subsidiary	1,431,570	1,157,760
	916,180	1,148,494
Changes in non-cash working capital items:
(Increase) Decrease in restricted cash	526,475	(388,739)
(Increase) Decrease in receivables	(50,273)	94,606
(Increase) Decrease in notes receivable and accrued interest	(77,703)	(195,426)
(Increase) Decrease in prepaids	(154,215)	(60,289)
Increase (Decrease) in accounts payable and accrued liabilities	(222,502)	72,180
Increase (Decrease) in accrued interest payable	43,163	14,853
Increase (Decrease) in preferred share dividend payable	(102,594)	30,338
Increase (Decrease) in deferred revenue	-	(943,822)
	(37,649)	(1,376,299)
Cash Flows From Operating Activities	878,531	(227,805)

Cash Flows From Financing Activities
Shares issued for cash	13,726,700	2,115,000
Dividends paid	(404,162)	(611,034)
Issue of preferred shares	-	2,040,003
Increase (Decrease) in share subscriptions	(652,460)	142,460
Minority interest	(922,193)	997,500
Increase (Decrease) in loans payable	(155,039)	(528,000)
Increase (Decrease) in long term debt	(693,632)	2,185,233
Cash Flows From Financing Activities	10,899,214	6,341,162

Cash Flows From Investing Activities
Capital assets	(1,873,559)	(5,053,982)
Real estate	(1,479,864)	(1,081,908)
Project development costs	(34,410)	(82,787)
Cash Flows From Investing Activities	(3,387,833)	(6,218,677)

Net Increase (Decrease) In Cash And Cash Equivalents	8,389,912	(105,320)

Cash And Cash Equivalents, Beginning Of Year	2,277,267	2,382,587

Cash And Cash Equivalents, End Of Year	$10,667,179	$2,277,267

Cash And Cash Equivalents Are Comprised Of:
Cash on hand and balances with banks	$2,451,388	$220,054
Restricted cash	275,463	384,430
Short term investments	7,940,328	1,672,783

	$10,667,179	$2,277,267

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended December 31, 2001, the Company issued 130,280 common shares at a fair value of $100,316 as consideration for providing the credit facility referred to in Note 6.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (51% owned) and IHI Construction Ltd. (100% owned).

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

c) Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

d) Project Development Costs

The Company is deferring all architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program to be amortized against related revenues when production commences.

e) Depreciation and Amortization of Capital Assets

Automotive	30% declining balance method
Office furniture and equipment	20% declining balance method
Computer equipment	30% declining balance method
Other machinery and equipment	20% declining balance method
Patent application costs	on a straight line basis over ten years once a patent is secured
License rights	on a straight line basis over ten years
Paving	8% declining balance method

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Non-Monetary Transactions

Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.

g) Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 9(d)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

h) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

i) Interest in Joint Ventures

At the present time, the Company does not have any joint venture interests, however, on commencement of its joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company includes its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

j) Revenue Recognition

Non-refundable fees and deposits generated by the Company pursuant to memorandums of understanding entered into with potential joint venture partners are recorded on a cash basis. Prior to a formal joint venture agreement, the Company enters into a memorandum of understanding. The terms of the memorandum of understanding vary from region to region, however, for a joint venture to proceed, the following conditions must be met:

i) the potential joint venture partner must complete a satisfactory joint venture business plan;

ii) completion of satisfactory due diligence by the Company;

iii) payment of all non-refundable fees and deposits required under the terms of the memorandum of understanding for which the Company has no further obligation whatsoever. The Company is not required to use the funds received for any particular purpose as the payments represent a good faith indicator by the potential joint venture partner;

iv) obtaining all necessary building approval as well as all government regulatory approvals;

v) creation, approval and execution by the respective companies of the formal joint venture documentation which obligates the Company's joint venture partner to contribute up to US$12,000,000 for a 49% interest in the joint venture.

k) Foreign Currency Translation

Transactions recorded in foreign currencies have been translated into Canadian dollars using the Temporal Method as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The exercise of outstanding stock options and warrants would be anti-dilutive.

Effective January 1, 2002, the Company adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share. This has not impacted the financial statements.

2. RESTRICTED CASH

As a condition of the Series 3 Preferred Share Offering, the Company agreed to deposit with its trust company sufficient funds from the subscription proceeds to fund the dividends payable for a two year period.

3. NOTES RECEIVABLE

The notes receivable are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are secured by issuer's license rights to the Company's building technology.

  CAPITAL ASSETS

	2002	2001

Automotive	$143,226	$143,226
Office furniture and equipment	296,056	292,154
Computer equipment	149,181	114,723
Other machinery and equipment	7,584,265	6,036,787
Patent application costs	2,432,430	2,178,217
License rights	200,000	200,000
Paving	33,508	-
	10,838,666	8,965,107
Accumulated depreciation and amortization	4,012,817	2,420,607

	$6,825,849	$6,544,500

  INTERNATIONAL HI-TECH INDUSTRIES INC.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  DECEMBER 31, 2002 AND 2001

  REAL ESTATE

	2002	2001

Speen Road properties, Surrey
Land and building	$836,980	$836,980

Hopcott Road property, Delta
Land	1,356,527	1,356,527
Site preparation	1,404,553	1,404,553
Construction and design costs	14,786,256	13,586,763
Construction financing	857,206	857,206
Construction permits	135,810	135,810

Other properties
Land	551,571	271,200

	$19,928,903	$18,449,039

6. LOANS PAYABLE

	2002	2001

Repayable on January 2, 2003 with interest at 20% per annum	$354,961	$500,000
Repayable on demand at various interest rates	87,500	97,500
	442,461	597,500
Less: Current portion	442,461	97,500

	$-	$500,000

The $442,461 loan payable represents the amount advanced to date on a $2,000,000 credit facility. The loan is secured by a general security agreement.

7. MORTGAGE PAYABLE

	2002	2001

The Company has arranged a conventional first mortgage financing secured by the land and improvements located at Hopcott Road in Delta, British Columbia. Advances under the mortgage bear interest at the rate of prime plus 5%, which is payable monthly. The mortgage is due on March 1, 2003.	$1,868,000	$1,868,000

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

  LONG TERM DEBT

	2002	2001

CIBC Mortgage Corporation
Repayable $1,815 per month including interest at 7.6% per annum, due February 1, 2003, secured by Speen Road real estate	$197,158	$203,908

CIBC Mortgages Inc.
Advances under this mortgage bear interest at the rate of prime minus 0.5% per annum, payable monthly. The balance is due on July 1, 2005	575,969	592,629

Cove Mortgage Corporation
Interest only at a rate of 14.0% per annum, due February 1, 2004, secured by Speen Road real estate	300,000	-

CIBC Equipment Finance Limited
Repayable $9,950 per month including interest, due July 1, 2004	187,309	304,300

GE Capital Canada Inc.
Repayable $47,968 per month including interest at 12% per annum, due December 15, 2003	751,158	1,049,881

T&H Lemont
Repayable US$10,006 per month plus interest at prime plus 2%, due January 15, 2003	15,786	207,193

T&H Lemont
Repayable US$14,010 per month plus interest at prime plus 2%, due September 1, 2004	464,161	736,423

MTC Leasing Inc.
Repayable $4,399 per month including interest at 19.886%, due October 1, 2004	73,352	105,698

MTC Leasing Inc.
Repayable $1,102 per month including interest at 9.533%, due February 1, 2005	24,109	33,670

WS Leasing Ltd.
Repayable $1,790 per month including interest at 18.470%, due October 1, 2005	45,383	54,874

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

8. LONG TERM DEBT (Continued)

	2002	2001
Other
Various smaller lease obligations with a total monthly obligation, including interest, of $5,794 (2001 - $5,658)	$92,844	$132,285
	2,727,229	3,420,861
Less: Current portion	1,281,569	1,204,554

	$1,445,660	$2,216,307

The repayment requirements on the long term debt are as follows:

2003	$1,281,569
2004	$390,310
2005	$40,752
2006	$26,389
2007	$28,353

9. SHARE CAPITAL

a) Authorized

An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 50,000,000 have been designated Series 1, 5,000,000 have been designated Series 2, and 5,000,000 have been designated Series 3.

b) Issued and Outstanding

	NUMBER OF SHARES	CONSIDERATION
Common Shares
Balance, December 31, 2001	65,009,121	$36,328,211

Issue of common shares	34,500,000	13,726,700
Issue of common shares on conversion	3,022,250	3,491,700

Balance, December 31, 2002	102,531,371	$53,546,611

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

9. SHARE CAPITAL (Continued)

b) Issued and Outstanding (Continued)

	NUMBER OF SHARES	CONSIDERATION

Preferred Shares - Series 2
Balance, December 31, 2001	3,925,000	$3,491,700

Converted to common shares	(3,925,000)	(3,491,700)

Balance, December 31, 2002	-	$-

Preferred Shares - Series 3
Balance, December 31, 2002 and 2001	2,261,114	$2,040,003

Total Share Capital		$55,586,614

The Series 3 Preferred Shares are convertible at the rate of 0.77 of a common share for each Preferred Share. The preferred shares are convertible for a period of two years at the option of the holder. The preferred shares are also convertible at the option of the Company if the closing price of the common shares on the TSX Venture Exchange averages at least $2.50 per Preferred Share. On the second anniversary date of the issuance of the Preferred Shares, the Preferred Shares will be automatically converted into common shares.

Dividends on Series 3 Preferred Shares are cumulative and will accrue at an annual rate equal to 12%. Dividends will be payable in quarterly instalments on each dividend date, subject to legal limits under Canadian law.

c) Escrow Shares

Of the Company's issued and outstanding shares, 19,516,462 are held in escrow to be released on the basis of 1,084,248 shares every six months commencing August 21, 2002, increasing to 2,168,496 every six months commencing February 21, 2004.

d) As at December 31, 2002, the Company had the following outstanding directors' and employees' stock options:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE

2,600,000	$0.88	October 6, 2003

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

9. SHARE CAPITAL (Continued)

e) As at December 31, 2002, the Company had outstanding non-transferable share purchase warrants for the purchase of additional shares as follows:

NUMBER	EXERCISE PRICE		EXPIRY DATE
OF SHARES	YEAR 1	YEAR 2	YEAR 1	YEAR 2

154,000		$1.30		March 9, 2003
651,057		$1.30		June 1, 2003
1,000,000		$0.89		August 17, 2003
1,550,000		$1.30		August 17, 2003
325,500		$1.30		September 8, 2003
6,000,000	$0.28	$0.28	August 16, 2003	August 16, 2004
5,000,000	$0.40	$0.40	August 12, 2003	August 12, 2004
10,000,000	$0.68	$0.68	October 21, 2003	October 21, 2004
2,000,000	$0.50	$0.50	October 21, 2003	October 21, 2004
5,000,000	$0.50	$0.50	October 21, 2003	October 21, 2004
1,500,000	$0.38	$0.38	October 21, 2003	October 21, 2004
5,000,000	$0.38	$0.38	October 21, 2004	October 21, 2004

f) As at December 31, 2002, the Company's 65% owned subsidiary, Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of Canadian Hi-Tech, or after March 1, 1996 at the option of the preferred shareholder who has agreed not to request Canadian Hi-Tech to redeem its shares until all of the performance and escrow shares, referred to in Note 10(c), have been earned out of escrow.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

10. INCOME TAXES

The Company has non-capital losses for income tax purposes of $15,851,136 which may be available to reduce taxable income in future years. The potential benefit of these losses has not been recognized as a future income tax benefit, as currently these amounts are less than likely to be realized. These losses expire as follows:

2003	$1,829,520
2004	2,586,675
2005	2,079,518
2006	2,361,252
2007	3,105,450
2008	1,573,186
2009	2,315,535

$15,851,136

11. RELATED PARTY TRANSACTIONS

a) During the year, a company controlled by an officer was paid management fees of $72,000 (2001 - $72,000). In addition, a company controlled by a member of the family of the same director was paid rent of $78,000 (2001 - $78,000).

b) During the year, the Company paid directors' and officers' fees of $86,745 (2001 - $66,824).

c) Loan payable of $303,892 described in Note 6 is owing to a company controlled by a relative of a director.

d) The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. During the year ended December 31, 2002, $130,000 (2001 - $Nil) was paid pursuant to the terms of the agreement.

e) IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International. As a result, shareholders of the Company will have an opportunity to acquire a direct interest in IHI-International which will hold the right to use the technology in all parts of the world other than Canada.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

12. CONTINGENCIES

a) Builders' liens have been registered against the Company's Hopcott Road Property by the sub-contractors of a contractor engaged by the Company during construction of the Hopcott Road facility. The Company has reached an agreement with the lien holders to discharge the liens on payment to the lien holders of approximately $80,000.

b) Interim agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to secure the Company's obligations.

c) A demand has been made by General Electric Capital Canada Inc. for payment by the Company of $1,139,668 in relation to the Company's purchase of a Flexible Panel Welding System. Following the demand, $400,000 was released to General Electric Capital Canada Inc. from the letter of credit originally provided by the Company. The Company disputes that its lease contract with General Electric Capital Canada Inc. is in default, and has commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North American Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system.

13. FINANCIAL INSTRUMENTS

a) Fair Value Disclosure

The carrying amounts of certain of the Company's financial instruments, including cash and short term deposits, notes receivable and accrued interest, prepaid expenses, accounts payable and accrued liabilities, and other amounts payable, approximate their fair value due to their short maturities.

The carrying value of long term debt approximates its carrying value since the amounts bear interest at floating market interest rates.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

13. FINANCIAL INSTRUMENTS (Continued)

b) Foreign Currency Risk

The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company manages this risk by monitoring these international cash flows.

14. SUBSEQUENT EVENT

Subsequent to December 31, 2002:

a) The Company repaid, in full, the mortgage detailed in Note 7.

b) The builders' liens described in Note 12(a) were discharged in full.

c) The loan payable, in the amount of $354,961, described in Note 6 was repaid in full.

INTERNATIONAL HI-TECH INDUSTRIES INC.

QUARTERLY REPORT

DECEMBER 31, 2002

Schedule A: Financial Information

See attached financial statements and schedule of deferred project development costs.

Schedule B: Supplementary Information

1. See attached financial statements.

2. a) Securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Issue Price	Total Proceeds	Type of Consideration	Commission Paid
Oct. 28/02	Common	Private Placement	5,000,000	$0.30	$1,500,000	Cash	$111,000
Oct. 28/02	Common	Private Placement	1,500,000	$0.30	$450,000	Cash	$26,700
Oct. 28/02	Common	Private Placement	5,000,000	$0.50	$2,500,000	Cash	$250,000
Oct. 28/02	Common	Private Placement	2,000,000	$0.40	$800,000	Cash	$64,800
Oct. 28/02	Common	Private Placement	10,000,000	$0.68	$6,800,000	Cash	$680,000

b) Stock options granted during the period:

None

3. a)

			Issued
Class	Par Value	Authorized	Number	Amount

Common	Without par value	Unlimited number	102,531,371	$53,546,611
Class A Preferred	Without par value	Unlimited number	-	$-
Class B Preferred	Without par value	Unlimited number	2,261,114	$2,040,003

b) See Notes 9(d) and 9(e) to the attached financial statements.

c) See Note 9(c) to the attached financial statements.

INTERNATIONAL HI-TECH INDUSTRIES INC.

QUARTERLY REPORT

DECEMBER 31, 2002

b) List of Directors:

Evelyne Schmeler

Ferdinand Rauer

Thomas Po

Lawry Trevor-Deutsch

Dr. Rene Abi-Rached

Omar Take

Dr. Owen A. Anderson

Larry Coston

List of Officers:

Roger A. Rached - President

Dr. Owen A. Anderson - Chief Financial Officer

Dr. Rene Abi-Rached - Chief Operating Officer

Omar Take - Chief Project Officer

Stephen D. Wortley - Secretary

Cary Green - Vice President of Business Development for Canada

INTERNATIONAL HI-TECH INDUSTRIES INC.

OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2002

1.	Deferred Project Development Costs

	Balance, December 31, 2001	$4,604,327

	Additions during the period
	Show home	14,710
	Product testing	19,700

	Balance, December 31, 2002	$4,638,737

2.	General Expense

	Sundry	$15,231
	Printing	14,869
	Courier	10,629
	Government fees	23,489
	Office supplies	77,611
	Equipment leasing	33,406
	Utilities	77,536

		$252,771

3.	Investor Relations and Product Representation Costs

	Susan Hahn & Associates (8 months at US$1,500)	$18,854

4.	Travel and Business Promotion

	Meals and entertainment	$68,299
	Travel	46,629
	Veda S.A. Consult reimbursable expenses and other costs related to the Luxembourg Show Home	121,428

		$236,356

SCHEDULE C

MANAGEMENT DISCUSSION

Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through the Corporation's 50.7% owned subsidiary, IHI International Holdings Ltd. ("IHI International"). The Canadian rights to the Technology are held by the Corporation pursuant to a licence agreement which terminates on March 16, 2092. The international rights to the Technology are held by IHI International pursuant to a licence agreement which terminates on October 4, 2093.

During fiscal 2002, the Corporation has maintained its focus and commitment to complete the installation of automated welding and cutting systems at the Corporation's permanent manufacturing facility at 7393 Hopcott Road, Delta, British Columbia (the "Hopcott Road Property").

The Corporation has continued to demonstrate the attractiveness of its Technology and its export-oriented business. During fiscal 2002, the Corporation generated $13,726,700 (exclusive of finders' fees) in connection with the issuance of its common shares. Moreover, the Corporation generated revenue of $3,808,446 from its licensing activities.

Management is committed to enhancing the financial return on the Corporation's $44.4 million of assets, primarily invested in its nearly completed permanent manufacturing facility located in Delta, British Columbia. In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

Manufacturing Facility

The building for the permanent manufacturing facility (the "Facility") is complete. The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC, which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has just purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of July 2003. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by FANUC. See "Legal Proceedings" below.

The web site at http:///www.ihi.ca is frequently updated with pictures detailing the construction process at the Facility.

Application of Building Technology

During fiscal 2002, the Corporation has moved ahead with a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology, which have included the following:

  as announced on May 30, 2002, the Corporation is developing an optimal universal mobile home for residential and commercial buyers. The new market for safe mobile homes is both for temporary industrial workers as well as traditional mobile home users;

  as announced on July 31, 2002, the Corporation is developing an optimal universal mobile classroom size of 24 x 36 feet, and have accepted an order with a 50% down payment for one mobile classroom which was delivered in November, 2002. This new market for mobile classrooms is designed for remote northern climates. We did not earn any material income from this initial sale; and

  as announced on September 4, 2002, the Corporation has accepted an order from its Saudi Arabia joint venture partner to design a model home that is planned to be erected within one of its major master planned urban community project sites. Phase one of the community is scheduled to be opened in 2003 and will consist of 1,000 luxury villas with 20 different design models. Eventually, it is planned that this community will total 3,000 deluxe villas. The Corporation plans to participate in this development.

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5,584,151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5,862,639 and 5,785,904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

On December 4, 2002, the Corporation announced that patents have been issued in all of the following countries: Brazil (No. P1 9408655-9) and Macedonia (No. 900466). The Corporation also announced that additional patents have been allowed in the Philippines and Romania.

On January 16, 2003, the Corporation announced that patents have been accepted in India and Yugoslavia.

The Corporation further announced that the Corporation and its international subsidiary are planning to file for additional new sets of worldwide patents in 2003.

On February 25, 2003, the Corporation announced that patents have been accepted in Angola.

Operations

The Corporation had a net loss of $2,107,600 out of which approximately $1.6 million is depreciation and amortization and after giving effect to a minority interest in the income of a subsidiary for the year ended December 31, 2002, as compared to a net loss of $1,025,332 for the year ended December 31, 2002.

As at the end of fiscal 2002, the Corporation had retained 29 interim licence agreements that call for the establishment of up to 33 Hi-Tech Factories.

During the fiscal year, the Corporation earned approximately $3.8 million from its licensing activities.

Depreciation and amortization expenses increased considerably from $878,382 in the year ended December 31, 2001 to $1,592,210 for the year ended December 31, 2002. This was principally due to the significant increase in capital assets. Depreciation and amortization is a non-cash charge.

Total assets increased from $34.4 million at December 31, 2001 to $44.4 million at December 31, 2002.

Capital Requirements, Resources and Liquidity

As at December 31, 2002 the Corporation had working capital of $8,630,884. Of the current assets which total $12,970,396, $275,463 is restricted cash which relates to the dividend fund for its Series 3 Preferred Shares. Of the current liabilities, (i) $1,868,000 is represented by the mortgage advance that is repayable to Highland Pacific Mortgage Corporation (now repaid), and (ii) $354,961 is represented by a loan from a related party. Of the current assets, a portion thereof represents two demand notes and the related accrued interest received from Veda Consult S.A. ("Veda Consult"). Veda Consult has entered into a memorandum of understanding (the "MOU") to promote, develop and market the products of the Corporation's construction Technology and to establish and operate factory operations in Luxembourg and in the surrounding regions. IHI International has accepted from Veda Consult two demand notes, secured by Veda's interest in the MOU of November 27, 1995 and dated June 30 and September 30, 1998 each in the amount of U.S.$462,500 as payment for the balance of the license fee (U.S.$925,000), due under the MOU dated November 27, 1995 between Veda Consult and IHI International respecting the establishment of potential factory operations.

As at December 31, 2002, the Facility, including the land on which the Facility is located, had a book value of approximately $26.7 million.

The Corporation has taken several measures during fiscal 2002 to improve its working capital position.

The Corporation completed the following private placements on August 20 and August 22, 2002, respectively:

  a private placement of 5,000,000 units at $0.30 per unit, for gross proceeds of $1,500,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.40 per share. This private placement involved parties related to the Corporation; and

  a private placement of 6,000,000 units at $0.23 per unit, for gross proceeds of $1,380,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.38 per share. This private placement involved parties related to the Corporation.

The Corporation completed the following private placements on October 28, 2002:

  a private placement of 5,000,000 units at $0.30 per unit, for gross proceeds of $1,500,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.38 per share. This private placement involved parties related to the Corporation;

  a private placement of 1,500,000 units at $0.30 per unit, for gross proceeds of $450,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.38 per share. This private placement involved parties related to the Corporation;

  a private placement of 5,000,000 units at $0.50 per unit, for gross proceeds of $2,500,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.50 per share;

  a private placement of 2,000,000 units at $0.40 per unit, for gross proceeds of $800,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.50 per share. This private placement involved parties related to the Corporation; and

  a private placement of 10,000,000 units at $0.68 per unit, for gross proceeds of $6,800,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.68 per share.

The short to medium term outlook for the Corporation's liquidity is satisfactory. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing external sources of financing, the speed with which the Corporation will be able to derive internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Recent Developments

Equity Financings

The Corporation has completed a number of equity financings. See "Capital Requirements, Resources and Liquidity" above.

New Joint Ventures

On November 4, 2002, the Corporation announced that IHI International had received another U.S.$1,000,000 payment for the second and third license fees for the Kingdom of Saudi Arabia. The Saudi joint venture partner was required to post a U.S.$12,000,000 letter of credit by October 30, 2002. The letter of credit has not been posted. IHI International is continuing to attempt to resolve this default.

On January 16, 2003, the Corporation announced that IHI International has concluded three additional licenses for the Arabian Gulf Region. These licenses cover The United Arab Emirates, Qatar and Kuwait. IHI International received an irrevocable U.S.$1,000,000 deposit on account of the license fee commitments. The licencees are at arm's length to the Company. Some of the terms of this transaction are being re-negotiated.

On January 16, 2003, the Corporation announced that Garmeco International Consulting Engineers S.A.L. ("Garmeco"), a company owned by the President's parents, together with local and established parties in the regions described below, and with IHI International, entered into three agreements to purchase three new licenses and to establish three potential joint venture factories. The first license covers the Greater Hashemite Kingdom of Jordan. The second license covers France. The third license covers the United Kingdom. Garmeco has paid U.S.$200,000 and is required to pay an additional initial payment of U.S.$100,000 by June 30, 2003. This transaction is subject to regulatory acceptance.

High Rise Industry

On January 16, 2003, the Corporation announced that IHI Developments Ltd, its wholly owned subsidiary, together with other related and independent investors completed the purchase of an 8,000 square meter property in the Vancouver region. The property is zoned for high density/high rise use. The Corporation's intention is to start to build a 15 story residential building on the property in early May 2004, provided all required permits are in place. The anticipated date for substantial completion will be on or before September 30, 2004. Given the neighborhood now enjoys the highest growth rate in Greater Vancouver, we expect substantial sales prior to starting construction. This project is intended to demonstrate the cost, quality and speed benefits of our construction. It is anticipated that this project will act as a catalyst to facilitate the closing of numerous high rise projects currently under advanced discussion for BC, Alberta, and Ontario in Canada, as well as California, Florida and New York in the United States, and internationally in England, France, Luxembourg, Saudi Arabia and China. The Corporation through its subsidiary will re-invest any of its manufacturing profits into this development. A detailed business plan is currently under development.

Special Dividend

On December 24, 2002, the Corporation announced that IHI International declared a special dividend of US$0.0169 per share (an aggregate dividend of US$1,199,900) payable to its shareholders of record as at December 24, 2002. The Corporation used the dividend to settle an inter-company payable due to IHI International of approximately $608,000.

On February 25, 2003, the Corporation announced that IHI International declared a special dividend of US$0.01972 per share (an aggregate dividend of US$1,400,000) payable to its shareholders of record as at February 15, 2003. The Corporation used the dividend to settle an inter-company payable due to IHI International of approximately $709,800.

Appointment of New Corporate Officer

On February 25, 2003, the Corporation announced that IHI International appointed Mario V. Mirabelli as Executive Vice-President, International Affairs. Mr. Mirabelli is a partner in the business law practice group of a major national law firm located in Washington, D.C., where he assists national, international and local clientele in the areas of corporate, securities and administrative law. Mr. Mirabelli's government experience has involved work as a trial attorney at the SEC in the Office of Administrative Proceedings and Investigations and at the Bureau of Deceptive Practises of the Federal Trade Commission.

Mr. Mirabelli is admitted to the Washington, D.C. Bar and is a member of the American Bar Association. He is president of the John R. Mott Scholarship Foundation, a director and former treasurer of the National Italian American Foundation, and formerly chairman of the board of trustees of Guest Services, Inc. and a director of the Atlantic Bank of New York.

Financing, Principal Purposes and Milestones

There have been no material variances from the intended use of proceeds for the Corporation's placements that were completed in fiscal 2002.
	Proposed	Actual
Primary purpose for the use of proceeds for the private placements of Common Shares and Warrants announced on April 30, May 30, July 26, July 29, July 31, August 6 and August 7, 2002
To Fund the Enhancement of Production and Sales capabilities for the Corporation's Products	$6,120,000	$1,600,000
Working Capital	4,477,900	10,017,500
Equipping Facility for Production	2,892,600	1,873,000
Finder's Fees	1,200,300	1,200,300
Payment of Legal Accounts and Accounting Accounts	230,000	230,000
Subscription Costs	9,200	9,200
	$14,930,000	$14,930,000

The business plan of the Corporation for fiscal 2002 focused on achieving the commencement of commercial production of panels derived from the Technology at the Facility. The Corporation takes the position that FANUC is incapable of rectifying the claimed deficiencies in the Flexible Panel Welding System which it sold to the Corporation. The Corporation is presently in the process of implementing replacement production methods. See "Manufacturing Facility" on page 1 of Schedule C.

The business plan of the Corporation for the end of fiscal 2002 also focused on achieving the creation of further strategic relationships and further joint ventures. In 2002, the Corporation generated $3,808,446 of license revenues.

The Corporation's main operating risks are its potential failure in meeting its development goals.

Stock Options

The Corporation announced that officers, directors, employees and independent consultants will be awarded a total of 4.3 million options as follows: 860,000 to be exercised by the end of 2003 at $1.00 each, 860,000 in 2004 at $1.25 each, 860,000 in 2005 at $1.50 each, 860,000 in 2006 at $1.75 each and 860,000 in 2007 at $2.00 each.

The grant of stock options is subject to receipt of regulatory acceptance.

Investor Relations

Investor relations activities are conducted through Susan Hahn & Associates for a retainer of U.S.$1,500 per month.

Related Party Transactions

The following are the only transactions that occurred during the fiscal 2002 that have affected or will affect the Corporation, and involved directors, officers or individuals related to the Corporation:

  On May 30, 2002, Lawry Trevor-Deutsch (a director of the Corporation) purchased 33, 333 Units in a private placement of a total of 5,000,000 Units (comprised of common shares and warrants) at a price of $0.30 per Unit;

  On May 30, 2002, Garmeco purchased 2,418,667 Units in a private placement of a total of 5,000,000 Units (comprised of common shares and warrants) at a price of $0.30 per Unit;

  On July 26, 2002, Garmeco purchased 1,217,609 Units in a private placement of a total of 5,000,000 Units (comprised of common shares and warrants) at a price of $0.30 per Unit;

  On July 29, 2002, Garmeco International Consulting Engineers Ltd. (a company controlled by Mr. Rached's family) purchased 520,000 Units in a private placement of a total of 5,000,000 Units (comprised of shares and warrants) at a price of $0.30 per Unit;

  On July 29, 2002, Omar Take (a director of the Corporation) purchased 50,000 Units in a private placement of a total of 5,000,000 Units (comprised of common shares and warrants) at a price of $0.30 per Unit;

  On July 29, 2002, Johanna E. Po (a niece of one of our directors) purchased 40,000 Units in a private placement of a total of 5,000,000 Units (comprised of common shares and warrants) at a price of $0.30 per Unit;

  On August 2, 2002, Earthquake Resistance Structures Inc. of Delaware ("ERS"), a company owned by the President's mother, entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in the States of Arizona, New Mexico and Nevada. ERS has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance;

  On August 2, 2002, ERS entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut. ERS has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance;

  On August 6, 2002, Garmeco purchased 355,000 Units in a private placement of a total of 2,000,000 Units (comprised of common shares and warrants) at a price of $0.40 per Unit;

  On August 31, 2002, ERS entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in the South East U.S. Region. ERS has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance;

  On August 31, 2002, ERS entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in the South Central U.S. Region. ERS has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance;

  On October 26, 2002, ERS entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in the States of Michigan and Illinois. ERS has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance;

  On January 13, 2003, Garmeco entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Greater Hashemite Kingdom of Jordan. Garmeco has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance;

  On January 14, 2003, Garmeco entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Republic of France. Garmeco has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance;

  On January 15, 2003, Garmeco entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The United Kingdom. Garmeco is required to pay $100,000 on account of the license fee on or before June 30, 2003. The Memorandum of Understanding is subject to regulatory acceptance; and

  During the fiscal year ended December 31, 2002, Lang Michener, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, billed the Corporation an aggregate of $234,320.82 for legal fees and service.

Material Contracts

In fiscal 2002, the Corporation entered into the following Material Contracts:

  Memorandum of Understanding dated August 2, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Western province (Jeddah Metropolitan area);

  Memorandum of Understanding dated August 3, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Riyadh;

  Memorandum of Understanding dated August 4, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Dammam;

  Amendment dated August 31, 2002 to Memorandum of Understanding dated November 3, 2001 between IHI International and ERS expanding the territory to include the State of Pennsylvania; and

  Memoranda of Understanding described under "Related Party Transactions" relating to Arizona, New Mexico and Nevada, New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut, South East U.S. Region, South Central U.S. Region and the States of Michigan and Illinois. The Memoranda of Understanding have been made with ERS.

A complete description of the Material Contracts are in the Corporation's Annual Report on Form 20-F, filed on SEDAR. The Form 20-F is available at the SEDAR internet web site (www.sedar.com).

Legal Proceedings

On March 26, 2002, the Corporation commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant Fanuc Robotics Canada Ltd. has notified the Corporation that it takes the position Fanuc Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation has consented to the dismissal of its proceedings against Merrill Lynch in exchange for rights to document disclosure. Final agreement and completion thereof remains outstanding.

The Corporation is aware of settlement discussions involving the parties to the Genesee Action. See second quarter report for a description of the Genesee Action.

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue
Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
www.ihi.ca

NOTICE OF ANNUAL AND SPECIAL MEETING

TAKE NOTICE that the annual and special meeting (the "Meeting") of shareholders of INTERNATIONAL HI-TECH INDUSTRIES INC. (the "Corporation") will be held at 7393 Hopcott Road, Delta British Columbia, on June 20, 2003 at 10:30 a.m., local time, for the following purposes:

1. To receive the directors report.

2. To receive the audited financial statements of the Corporation for its financial year ended December 31, 2002, and the report of the auditors thereon.

3. To elect directors of the Corporation for the ensuing year.

4. To appoint an auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditor's remuneration.

5. To consider and, if thought advisable, approve an ordinary resolution to establish the Corporation's share option plan by authorizing the reservation of up to 10% of the issued and outstanding common shares of the Corporation at any time until the next annual meeting of the Corporation.

6. To consider and, if thought advisable, approve a special resolution to alter the provisions of the Restated Articles of the Corporation, as more particularly set out in the Management Proxy Circular.

7. To consider any amendment to a matter identified in this Notice.

8. To transact such other business as may properly come before the Meeting or at any adjournment thereof.

A Management Proxy Circular and copies of the audited consolidated financial statements of the Corporation for its financial year ended December 31, 2002 and auditors report thereon, accompany this notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand, by fax or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice.

A shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that his or her shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, May 15, 2003.

BY ORDER OF THE BOARD

/s/Stephen D. Wortley

Stephen D. Wortley
Secretary

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue
Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
www.ihi.ca

MANAGEMENT PROXY CIRCULAR
as at May 1, 2003

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of INTERNATIONAL HI-TECH INDUSTRIES INC. (the "Corporation") for use at the annual and special meeting (the "Meeting") of its shareholders to be held on June 20, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but our directors, officers and employees may solicit proxies personally by telephone, by fax or by other electronic communication. All costs of this solicitation of proxies will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are the President and the Secretary of the Corporation. A shareholder may also appoint some other person, who need not be a shareholder of the Corporation, to attend and act for the shareholder and on the shareholder's behalf at the Meeting either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (866) 249-7775, by mail or by hand at Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust or to the registered office of the Corporation at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Registered and Unregistered Shareholders

Registered shareholders may vote the shares they hold in the Corporation either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Management Proxy Circular.

Unregistered shareholders, being persons whose holdings of shares of the Corporation are registered in the name of a stockbroker or financial intermediary, must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. In such case, the unregistered shareholder attends as a proxyholder for their own shareholdings and is subject to the same limitations as any other proxyholder in voting shares (see "Exercise of Discretion"). If the unregistered shareholder does not plan to attend the Meeting, the unregistered shareholder can vote by proxy by following the instructions included on the proxy provided to the unregistered shareholder by the financial intermediary. In either case, the proxy must be delivered in the manner provided for in this Management Proxy Circular or as instructed by the shareholder's financial intermediary. An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with the instructions of the shareholder on any ballot that may be called. A proxy grants the nominees the discretion to vote on,

(a) each matter or group of matters identified in the proxy for which a choice is not specified, other than the election of directors and the appointment of an auditor,

(b) any amendment to or variation of any matter identified in the proxy, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee named in the proxy intends to vote in accordance with the nominee's best judgment.

Voting Shares and Principal Shareholders

A holder of one or more common shares of record on the securities register of the Corporation at the close of business on May 13, 2003, who either attends the Meeting personally or completes and delivers a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting.

As of May 1, 2003 the Corporation had outstanding 102,768,531 fully paid and non-assessable common shares without par value, each carrying the right to one vote, subject to the rights, privileges, restrictions and conditions attached thereto.

To the knowledge of the directors and senior officers of the Corporation, as of May 1, 2003, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation other than:
Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Mira Mar Overseas Ltd.	18,432,214(1)(2)	17.9%

  These common shares are subject to an escrow agreement. Mira Mar Overseas Ltd. is indirectly owned by Mr. Roger Rached.

  To the extent permitted by law, these shares are pledged to lenders.

The above information was supplied by the Corporation and by Computershare Trust Company of Canada, the Corporation's registrar and transfer agent.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2002 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements and the report of the auditor were mailed to Common shareholders with the Notice of Meeting and the Management Proxy Circular. Additional copies may be obtained from the Secretary of the Corporation upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Corporation's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation will be a minimum of three and a maximum of eight. The term of office of each of the current directors ends at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual meeting of the Corporation at which a director is elected, unless the director's office is earlier vacated in accordance with the By-laws of the Corporation or the provisions of the Canada Business Corporations Act.

The following table sets out the names of management's eight nominees for election as directors, all offices in the Corporation each now holds, each nominee's country of residence and principal occupation, business or employment, the period of time during which each has been a director of the Corporation and the number of shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 1, 2003.
Name, Position and Residence (1)	Principal Occupation (1)	Period a Director of the Corporation (1)	Shares Beneficially Owned or Controlled(2)
Dr. Rene Abi-Rached Chief Operating Officer & Director Canada	Chief Operating Officer of the Corporation.	June 29, 2001 to present	20,500
Omar Take Chief Project Officer & Director France	Chief Project Officer of the Corporation since December 2000	June 29, 2001 to present	230,000
Dr. Owen A. Anderson Chief Financial Officer & Director Canada	Managing Director of Hawthorne Consulting Corp. Inc., a Canadian consulting Company.	June 29, 2001 to present	93,304
Larry Coston Director Canada	President and Chief Operating Officer of Total Energy Services Ltd., a Canadian energy services company.	June 28 2002 to present	832,652
Thomas Po Director Canada	Manager of R & D Hi-Tech Facility.	May 18, 1998 to present	97,000
Ferdinand Rauer Director Germany	Executive Consultant of Thyssen Rheinstahl Tecknik, (a German conglomerate of Dusseldorf, Germany).	June 27, 1997 to present	50,000
Evelyne Schmeler Director Luxembourg	Director of Veda Consult S.A., a Luxembourg based financial advisory company.	April 8, 1997 to present	52,500
Lawry Trevor-Deutsch Director Canada	President of Strathmere Associates International Ltd., a Canadian consulting company.	May 28, 1999 to present	273,855

Notes:

  Information as to residence, principal occupation and shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees and in some cases by Computershare Trust Company of Canada, the Corporation's registrar and transfer agent.

  This figure represents the number of securities of the Corporation or of any of its subsidiaries that are beneficially owed, directly or indirectly, or over which control or direction is exercised by each director nominated.

The Corporation does not have an Executive Committee of its directors. The Corporation is required to have an Audit Committee whose members are Dr. Owen A. Anderson, Larry Coston and Lawry Trevor-Deutsch.

The Corporation has a Special Committee whose responsibility is to review and make recommendations to the Board respecting the "Genesee Action". For particulars on the "Genesee Action" please refer to the second quarter report of the Corporation. See "ADDITIONAL CORPORATION INFORMATION - Interest of Insiders in Material Transactions" below. The members of the Special Committee are Lawry Trevor-Deutsch and Dr. Owen A. Anderson.

APPOINTMENT OF AUDITOR

Morgan & Company, Chartered Accountants, of 1730 - 700 West Georgia Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Corporation at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

The Corporation had one Named Executive Officer during the financial year ended December 31, 2002, Roger Rached, who served as President of the Corporation. The compensation paid to the Named Executive Officer during the Corporation's three most recently completed financial years is as set out below:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Roger A. Rached	2002	72,000(1)	Nil	Nil	2,600,000	Nil	Nil	Nil
President	2001	72,000	Nil	Nil	2,600,000	Nil	Nil	Nil
	2000	72,000	Nil	Nil	2,600,000	Nil	Nil	Nil

(1) Paid to RAR Investments (controlled by Mr. Roger Rached) and to RAR Consultants (in respect of which Mr. Roger Rached is an insider). The amounts are paid pursuant to a Management Agreement dated August 1, 1992 (the "Management Agreement"). The Management Agreement can be ended for cause at any time without notice.

Long Term Incentive Plan Awards

No long-term incentive plan awards have been made to the Named Executive Officer for the Corporation's most recently completed financial year or at any time.

Share Options

No share options or share appreciation rights were granted to the Named Executive Officer or exercised by the Named Executive Officer during the financial year ended December 31, 2002. The value of the unexercised in-the-money options at December 31, 2002 was nil. No share options and share appreciation rights were amended on behalf of the Named Executive Officer during the financial year ended December 31, 2002.

Pension Plans

The Corporation does not have a pension plan for its employees.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Corporation and the Named Executive Officer. There is, however, the Management Agreement described above.

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

Certain of the Corporation were paid a monthly director's fee of $2,000 in 2002 (subject to the cash requirements of the Corporation).

Compensation Committee

Since the Corporation lacks a compensation, monitoring or share option committee, the Board of Directors is responsible for these functions. Dr. Rene Abi-Rached, Omar Take and Dr. Owen A. Anderson, who are Directors, are also officers of the Corporation. Thomas Po, a Director, is a manager of an affiliate of the Corporation.

The compensation of the Named Officer is governed by a Management Agreement, which is described above.

Any management bonuses payable under the Management Agreement are designed to focus management attention on consolidated operational goals of the Corporation. To date, no management bonuses have been paid.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/Larry P. Coston

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in common shares of the Corporation on December 31, 1996 with the cumulative total return of the Vancouver Stock Exchange Composite Index ("VSE") and subsequently the Canadian Venture Exchange Main Index ("CDNX") and subsequently the TSX Venture Exchange Composite Index ("TSXV") for the last five years:

[performance graph omitted]

Notes

  On November 26, 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged to form the Canadian Venture Exchange and the VSE Composite Index was discontinued.

  On August 1, 2001, the Toronto Stock Exchange acquired the Canadian Venture Exchange and the Canadian Venture Exchange was renamed the TSX Venture Exchange.

  On December 7, 2001 the CDNX Main Index was discontinued and the TSX Venture Composite Index was established.

ADDITIONAL CORPORATION INFORMATION

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of the Corporation or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to the Corporation.

Interest of Insiders in Material Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Corporation or its predecessors since the commencement of the Corporation's last financial year except as follows:

(a) On May 30, 2002, Garmeco International Consulting Engineers S.A.L. ("Garmeco") (a company controlled by Mr. Rached's family) purchased 2,418,667 units and one director purchased 33,333 units in a private placement of a total of 5,000,000 units at a price of $0.30 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.40 per share. The proceeds raised from the private placement were used for the payment of finder's fees, equipping the facility for production and working capital. The private placement has received regulatory acceptance.

(b) On July 26, 2002, Garmeco purchased 1,217,609 units in a private placement of a total of 5,000,000 units at a price of $0.30 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.38 per share. The proceeds raised from the private placement were used for the payment of finder's fees, equipping the facility for production and working capital. The private placement has received regulatory acceptance.

(c) On July 29, 2002, Garmeco purchased 520,000 units, one director of the Corporation purchased 50,000 units and a niece of a director of the Corporation purchased 40,000 units in a private placement of a total of 1,500,000 units at a price of $0.30 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.38 per share. The proceeds raised from the private placement were used for the payment of finder's fees, equipping the facility for production and working capital. The private placement has received regulatory acceptance.

(d) On August 2, 2002, Earthquake Resistance Structures Inc. ("ERSI") (a company controlled by a member of Mr. Rached's family) entered into a Memorandum of Understanding with IHI International Holdings Ltd. ("IHI International") with respect to the proposed joint venture in the States of Arizona, New Mexico and Nevada. ERSI has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance.

(e) On August 2, 2002, ERSI entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut. ERSI has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance.

(f) On August 6, 2002, Garmeco purchased 355,000 units in a private placement of a total of 2,000,000 units at a price of $0.40 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.50 per share. The proceeds raised from the private placement were used for the payment of finder's fees, equipping the facility for production and working capital. The private placement has received regulatory acceptance.

(g) On August 31, 2002, ERSI entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in the South East U.S. Region. ERSI has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance.

(h) On August 31, 2002, ERSI entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in the South Central U.S. Region. ERSI has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance.

(i) On October 26, 2002, ERSI entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in the States of Michigan and Illinois. ERSI has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance.

(j) On January 13, 2003, Garmeco entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Greater Hashemite Kingdom of Jordan. Garmeco has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance.

(k) On January 14, 2003, Garmeco entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Republic of France. Garmeco has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance.

(l) On January 15, 2003, Garmeco entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The United Kingdom. Garmeco is required to pay $100,000 on account of the license fee on or before June 30, 2003. The Memorandum is subject to regulatory acceptance.

(m) During the fiscal year ended December 31, 2002, Lang Michener, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, billed the Corporation an aggregate of $234,320.82 for legal fees and services.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than as disclosed herein and other than the election of directors, the appointment of auditors and as set out herein.

Management Contracts

Management services for the Corporation are performed by the senior officers and directors of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Creation of Share Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Corporation or any subsidiary to act in the best interests of the Corporation, management of the Corporation proposes that shareholders adopt a Share Option Plan (the "Plan"). Under the Plan, a maximum of 10% of the issued and outstanding common shares of the Corporation at the time an option is granted less common shares reserved for issuance outstanding the Plan, will be reserved for options to be granted at the discretion of the Corporation's board of directors to eligible optionees (the "Optionees"). At the date of this Management Proxy Circular, 6,900,000 options are outstanding and were granted outside the Plan. In other words, while the Plan is in effect, there can never be more than 10% of the Corporation's issued and outstanding common shares reserved for issuance under the Plan at any point in time. It is the responsibility of the Corporation's board of directors to ensure that the provisions of the Plan are adhered to.

This type of Plan is called a "rolling" plan. The Plan requires shareholder and TSXV approval.

Material Terms of the Plan

Eligible Optionees

Under the policies of TSXV, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Corporation or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide TSXV with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of TSXV.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a) all options granted under the Plan are non-assignable and non-transferable and for a period of up to 5 years;

(b) for stock options granted to employees or service providers (inclusive of management company employees), the Corporation must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Corporation or any subsidiary;

(c) if an Optionee ceases to be employed by the Corporation (other than as a result of termination with cause) or ceases to act as a director or officer of the Corporation or a subsidiary of the Corporation, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in Investor Relations Activities;

(d) the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of the TSX Venture); and

(e) no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of The Corporation in any one year period.

The Corporation will obtain "disinterested" shareholders' approval (described below) if:

(i) the number of options granted to Insiders of the Corporation exceeds 10% of the Corporation's outstanding listed shares in circumstances where the plan is amended to permit the reservation for issuance of more than 10% of the issued and outstanding common shares; or

(ii) the aggregate number of options granted to Insiders of the Corporation within a one year period exceeds 10% of the Corporation's outstanding listed shares in circumstances where the plan is amended to permit the reservation for issuance of more than 10% of the issued and outstanding common shares; or

(iii) the number of options granted to any one Insider and such Insider's associates within a one year period exceeds 5% of the Corporation's outstanding listed shares; or

(iv) the Corporation wishes to decrease the exercise price of options previously granted to Insiders.

Shareholder Approval

"Ordinary Resolution" means a resolution passed by the shareholders of a company at a general meeting by a simple majority of the votes cast in person or by proxy.

Recommendation

The Corporation is of the view that the Plan permits the Corporation to attract and maintain the services of executives, employees and other service providers with other companies in the resource industry. A full copy of the Plan will be available for inspection at the Meeting. Directors will also have the authority to amend the Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.

Finally, the TSXV requires that each company listed on the exchange have a stock option plan, and accordingly, adoption of the Plan is recommended to ensure compliance with their policies. The type of Plan adopted is very similar to the circumstances under which the Corporation has granted options in the past. The Plan will expire at the conclusion of the next annual meeting, at which time a new Plan must be adopted.

Amendment to Restated Articles of Incorporation

At the annual meeting held on June 29, 2001, shareholders approved a special resolution to amend the articles of the Corporation to fix the size of the board of directors at a minimum of three and a maximum of eight.

Management of the Corporation now wish to amend the provisions of the articles to permit the appointment of additional directors between annual meetings.

Under the provisions of the Canada Business Corporations Act, the amendment of articles may be amended by special resolution. A special resolution requires the affirmative vote of not less than 2/3rds of the votes cast by the holders of shares of a corporation who vote in person or by proxy at a special meeting of shareholders.

At the Meeting shareholders will be asked to consider, and if thought advisable, pass a special resolution approving the amendment to the Restated Articles of the Corporation in the form of a special resolution as set out below.

The text of the special resolution is as follows:

"Resolved, as a special resolution, that in accordance with section 173 of the Canada Business Corporations Act:

The Restated Articles of Incorporation of International Hi-Tech Industries Inc. be amended by deleting the existing paragraph 8 and substituting in its place the following:

"8. The directors of the Corporation may, between annual meetings of the Corporation, appoint one or more additional directors to serve until the next annual meeting, however, the number of directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual meeting.""

The Board recommends that you vote in favour of the above special resolution.

SHAREHOLDER PROPOSALS

March 22, 2004 is the final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the annual meeting of the Corporation for 2004.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, this 15th day of May, 2003.

Roger A. Rached President and Chief Executive Officer	Owen A. Anderson Chief Financial Officer

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue

Vancouver, British Columbia V6H 1H8

Telephone (604) 733-5400 Fax (604) 734-8300

P R O X Y

This proxy is solicited by the management of International Hi-Tech Industries Inc. (the "Corporation") for the Annual and Special Meeting (the "Meeting") of its shareholders to be held at 10:30 am on June 20, 2003 at 7393 Hopcott Road, Delta British Columbia. The undersigned hereby appoints Roger A. Rached, President of the Corporation, or failing him, Stephen D. Wortley, Secretary of the Corporation, or instead of either of the foregoing, ______________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

Election of Directors

The nominees proposed by management of the Corporation are:

Dr. Rene Abi-Rached Vote for [_____] Withhold vote [_____]
Omar Take Vote for [_____] Withhold vote [_____]
Dr. Owen A. Anderson Vote for [_____] Withhold vote [_____]
Larry P. Coston Vote for [_____] Withhold vote [_____]
Thomas Po Vote for [_____] Withhold vote [_____]
Ferdinand Rauer Vote for [_____] Withhold vote [_____]
Evelyn Schmeler Vote for [_____] Withhold vote [_____]
Lawry Trevor-Deutsch Vote for [_____] Withhold vote [_____]

Auditor

Vote FOR [_____] WITHHOLD [_____] vote on the resolution to reappoint Morgan & Company, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.

Creation of Share Option Plan

Vote FOR [_____] AGAINST [_____] the ordinary resolution to establish the Corporation's share option plan.

Amendment to Restated Articles of Incorporation

Vote FOR [_____] AGAINST [_____] the special resolution to amend the provisions of the Restated Articles of the Corporation as more particularly set out in the Management Proxy Circular.

Upon any permitted amendment to or variation of any matter identified in the Notice of Annual and Special Meeting.

Upon any other matter that properly comes before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

Signature of Shareholder

(Please print name here)

DATED:   ______ ______ ____________ _ , 2003.
(If this form of proxy is not dated in the space provided, it is deemed to bear the date May 15, 2003.)

A Proxy must be in writing, dated the date on which it is executed, be executed by the shareholder or the shareholder's lawyer authorized in writing or if the member is a corporation, by a duly authorized officer or lawyer of the corporation and, if to apply to less than all the shares registered in the name of the shareholder, must specify the number of shares to which it is to apply. Persons signing as executors, administrators, trustees or in some similar capacity should so indicate. A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (866) 249-7775, by mail or by hand at Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual and Special Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

ANNUAL RETURN CARD
request for interim financial statements

TO: INTERNATIONAL HI-TECH INDUSTRIES INC.
(Cusip No. 45964K104)
(Scrip No. IHIQ)

In accordance with National Instrument No. 54-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders may request annually to receive interim corporate mailings, including financial statements of the company. If you wish to receive such material, please complete and return this form to the registrar and transfer agent for International Hi-Tech Industries Inc. (the "Company"):

Attention: Stock Transfer Department
Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1

I certify that I am a registered/non-registered owner of common securities of the Company and request that I be placed on the Company's Supplemental Mailing List in order to receive the Company's interim corporate mailings, including financial statements.

DATED: __________________2003.

Signature

Name of Registered/Non-Registered Shareholder - Please Print

Address

Postal Code

Fax Number

Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

E-mail address (optional)

INTERNATIONAL HI-TECH INDUSTRIES INC.

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

Vancouver, British Columbia - Tuesday May 20, 2003, 1am PST
International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

IHI Reports Significant Asset Increase In Fiscal 2002
Spring 2003 Progress Report.

FISCAL 2002

Revenue in fiscal year 2002 was $4,155,962, reflecting primarily initial payments for license rights to IHI's technology. Expenses on a year-over-year basis were $4,831,992, owing to efforts to prepare for full capacity production at the Corporation's manufacturing facility, including staff hiring and training, and to interest, depreciation and amortization costs. This resulted in a net loss for the Corporation on a consolidated basis of $2,107,600 for the year end 2002, after giving effect to the minority interest in the revenue from IHI International's licensing activities, amounting to $1,431,570. IHI International is a 50.7% owned subsidiary of the Corporation. Approximately 20% of the license payments were received from related parties.

Earnings before interest, capital tax, depreciation and amortization (EBITDA) was $1,634,766 in fiscal 2002, before giving effect to the minority interest in the income of IHI International. The Corporation posted a net loss before minority interests in IHI International of $676,030 for the year end 2002.

The Corporation has continued to demonstrate the attractiveness of its Technology and its export-oriented business. During fiscal 2002 the Corporation generated $13,726,700 (exclusive of finder's fees) in connection with the issuance of its common shares. Moreover, the Corporation generated revenue of $3,808,446 from its licensing activities. Significantly the Corporation's cash and cash equivalents increased to $10,391,716 at December 31, 2002 from $1,892,837 at December 31, 2001. Expenses, other than depreciation and amortization (which are non-cash charges) totalled $3,239,782.

Management is committed to enhancing the financial return on the Corporation's $44.4 million of assets that increased by 29% from the previous year, which is primarily invested in its nearly completed permanent manufacturing facility located in Delta, British Columbia. In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate and environmentally friendly culture

IHI MANUFACTURING FACILITY'S MORTGAGE HAS BEEN PAID OUT

The Corporation is pleased to announce that its mortgage on 7393 Hopcott Road, Delta BC has been fully paid. The amount spent in connection with IHI's facility exceeds $27.5 million.

PROTOTYPE PRODUCTION

The Corporation has produced more road panels and trailers, and has manufactured its first industrial mobile factory. Though no material income has been derived from these projects, the Corporation is negotiating various sizeable projects for execution after July 31, 2003, the date the Corporation anticipates to be in full capacity production.

IHI JOINT VENTURE FACTORIES

A separate news release will be issued as soon as possible to update the Corporation's subsidiary operations and progress to establish the Joint-Venture Partnerships in the Kingdom of Saudi Arabia, United Arab Emirates, and the State of Qatar.

IHI HI-RISE DEVELOPMENTS

A separate news release will be issued as soon as possible updating the progress on the two projects announced earlier with reference to featuring the IHI technology a Hi-rise development project.

ANNUAL GENERAL MEETING

The Corporation's Annual General Meeting will be at the Hopcott Road factory on June 20, 2003 at 10:30am. All Corporation shareholders are invited to attend. The annual IHI barbecue will follow the AGM. During the event, the latest production capabilities of the Corporation will be demonstrated.

PATENTS ISSUED

IHI is pleased to announce that additional patents have been granted in Brazil. Current patents encompass IHI's earthquake, wind, fire and sound resistant pre-fabricated building panels, as well as structures made from these panels. IHI now has 72 patent claims fully issued in more than 155 countries and pending in another 25 countries. The Corporation and its international subsidiary are planning to file for additional new sets of worldwide patents in 2003.

International Hi-Tech Industries Inc. is a Corporation whose principal business is the development and commercialization of a new building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide

ON BEHALF OF THE BOARD OF DIRECTORS

/s/Roger A. Rached
ROGER A. RACHED, PRESIDENT

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the corporation's website at http://www.ihi.ca or contact us by:
Telephone: 604-733-5400
Fax: 604-734-8300
Email: info@ihi.ca

Media Contact:
Susan Hahn & Associates
Telephone: 212-986-6286
Fax: 212-949-7274
Email: SusanHahn@nyc.com

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect the management's view only as of the date hereof. The Corporation undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: May 28, 2003

/s/ Roger A. Rached

Roger A. Rached, President & CEO